SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February, 2022

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

YPF Sociedad Anónima

TABLE OF CONTENT

ITEM

1	Translation of letter to the CNV, Mercado Electrónico Abierto S.A. and Buenos Aires Stock Exchange dated February 17, 2022

Buenos Aires, February 17, 2022

To the

COMISION NACIONAL DE VALORES

25 de Mayo, 175

City of Buenos Aires

MERCADO ABIERTO ELECTRÓNICO S.A.

Maipu 1210

City of Buenos Aires

BOLSAS Y MERCADOS ARGENTINOS S.A.

(Buenos Aires Stock Exchange)

Sarmiento 299

City of Buenos Aires

Re.: YPF S.A.—Relevant Information

Dear Sirs:

The purpose of this letter is to comply with the requirements set forth in Article 23, Chapter VI of the ByMA Listing Regulations.

In that regard, and continuing with our communications provided through the financial statements of YPF S.A. (“YPF” or the “Company”) and the Form 6-K filed on October 19, 2020, it is informed that, in the joinder of cases “Transportadora de Gas del Norte S.A. c/YPF S.A. s/ Cumplimiento de Contrato” (file number 3793/2009) and “Transportadora de Gas del Norte S.A. vs / YPF S.A. s / Daños y Perjuicios” (file number 7200/2012), the Company has been notified that on February 16, 2022 the Chamber II of the National Court of Appeals in Civil and Commercial Federal Matters has resolved:

(i)	to confirm the first instance judgement ordering YPF to pay for unpaid invoices, in an amount to be determined by the designated accounting expert at the stage of enforcement of judgment;

(ii)

to confirm the claim for damages, and order YPF to pay USD 231,048,177.19, plus interest, or its equivalent in Argentine pesos at the selling exchange rate published by the Banco de la Nación Argentina as of the date of payment;

(iii)	to provide for a reduction in the applicable interest rate from 6% to 4% per annum; and

(iv)	to order the defendant to pay the costs of the appeal in relation to file number 7200/2012; and only the costs of the appeal relating to the defendant in relation to file number 3793/2009.

The Company will pursue all available appeals and legal remedies within the corresponding time periods, and will continue to exercise all actions necessary to defend its interests. The judgment is not final until all available appeals and legal remedies have been exhausted.

Yours faithfully,

Pablo Calderone

Market Relations Officer

YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: February 17, 2022	By:	/s/ Pablo Calderone
	Name:	Pablo Calderone
	Title:	Market Relations Officer